October 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

RE: Go Go Buyers, Inc.

Registration Statement on Form S-1

Filed September 20, 2022

File No. 333-256118

Dear Staff of Division of Corporation Finance:

By letter dated October 3, 2022 the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Go Go Buyers, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-4 filed on September 20, 2022.  This letter contains the Company’s responses to the Staff’s comments. Along with the delivery of this letter, the Company is filing Amendment No. 5 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the requirements of Rule 8-02 of Regulation S-X. Please include financial statements for each of the most recent two fiscal years. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1. You state that you are an emerging growth company ("EGC") on page 5 but do not have the relevant checkbox marked on the cover page. Please revise to clearly state whether or not you are an EGC.

The Company has revised the information and marked the relevant checkbox.

Certain Relationships and Related Transactions, page 37

2. We note your response to prior comment 2. Please disclose in this section the material terms of the verbal agreement entered into on October 25, 2020 with Mr. Ny, which is filed as Exhibit 10.2.

The Company has disclosed the material terms of the verbal agreement.

On October 25, 2020, Mr. Ny has advanced funds to us according to the Verbal Agreement...

Very truly yours,

GO GO BUYERS

/s/ Sna Ny

Sna Ny

President